PROMISSORY NOTE

Principal Amount: $_____   Effective Date: _____, _____

1. **Obligation.** The undersigned, **StreetWell, LLC**, a Delaware limited liability company ("***Company***") hereby promises to pay to the order of _____ ("***Holder***") the Principal Amount stated above and interest as described below.

2. **Payment.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

    2.1. Beginning on the Effective Date, simple interest on the Principal Amount will accrue at a fixed rate of five percent (5%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

    2.2. Within ninety (90) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

    2.3. On the Maturity Date, Company will repay in full all accrued but unpaid interest plus all outstanding principal and any other sums owing under this Note.

    2.4. The "***Maturity Date***" may mean any one of the following: the Original Maturity Date, the First Extended Maturity Date, the Second Extended Maturity Date, the Third Extended Maturity Date, the Fourth Extended Maturity Date, or the Fifth Extended Maturity Date, as each is defined below.

    2.5. The "***Original Maturity Date***" shall be December 30, 2024.

3. **Options to Extend the Maturity Date.**

    3.1. Company shall have the option to extend the Maturity Date as follows:

        3.1.1. The Original Maturity Date may be extended to a date that is twelve (12) months following the Original Maturity Date (the "***First Extended Maturity Date***").

        3.1.2. The First Extended Maturity Date may be extended to a date that is twelve (12) months following the First Extended Maturity Date (the "***Second Extended Maturity Date***").

        3.1.3. The Second Extended Maturity Date may be extended to a date that is twelve (12) months following the Second Extended Maturity Date (the "***Third Extended Maturity Date***").

        3.1.4. The Third Extended Maturity Date may be extended to a date that is twelve (12) months following the Third Extended Maturity Date (the "***Fourth Extended Maturity Date***").

     3.1.5.   The Fourth Extended Maturity Date may be extended to a date that is twelve (12) months following the Fourth Extended Maturity Date (the "***Fifth Extended Maturity Date***").

3.2. If Company exercises any of the above options to extend the Maturity Date, the interest rate shall be amended so that it is three percent (3%) above the Prime Rate, as defined below (the "***New Rate***"). The New Rate shall take effect on the day after the most recent Maturity Date. The New Rate shall be calculated as of the date Company provides Holder notice of Company's decision to extend the Maturity Date, provided such notice is in compliance with **Section 3.3** hereof (the "***Calculation Date***"). For the purpose of calculating the New Rate, the "***Prime Rate***" shall mean the "prime rate" most recently published before the Calculation Date in the "Money Rates" section of The Wall Street Journal; however, if such rate is, at any time during the term of this Note, no longer so published, the term "***Prime Rate***" shall mean the average of the prime interest rates most recently announced before the Calculation Date by the three (3) largest banks (by assets) headquartered in the United States which publish a prime, base or reference rate, in any case not to exceed the maximum rate permitted by law.

3.3. Company shall provide Holder with written notice of Company's decision to exercise its option to extend the Maturity Date not less than forty-five (45) days prior to the (i) Original Maturity Date, if the extension will be to the First Extended Maturity Date; (ii) the First Extended Maturity Date, if the extension will be to the Second Extended Maturity Date; (iii) the Second Extended Maturity Date, if the extension will be to the Third Extended Maturity Date; (iv) the Third Extended Maturity Date, if the extension will be to the Fourth Extended Maturity Date; and (v) the Fourth Extended Maturity Date, if the extension will be to the Fifth Extended Maturity Date.

4. **Prepayment.** Prepayment, in whole or in part, of this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

5. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

6. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. **Security.** This Note is unsecured.

8. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. The company shall have 120 following the end of each fiscal year to prepare such statements.

9. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

10. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

11. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

    11.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due.

    11.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

12. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon so doing, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of the Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate the Note at any time thereafter so long as the Event of Default remains uncured.

    The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

13. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

    13.1. Company has issued this Note in a commercial transaction for business purposes.

    13.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

13.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

14. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

14.1. **Authority; Binding Agreement.** All action on the part of Company, its managers, and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall constitute valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

14.2. **Governmental Consents.** Assuming the accuracy of the representations and warranties of Holder contained in **Section 15** hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of the Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

15. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents, warrants, and covenants to Company as follows:

15.1. **No Resale for One Year**. Holder understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

15.2. **No Resale Without Registration or Exemption.** Holder has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

15.3. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in purchase of this Note, including (1) the speculative high risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully reviewed Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, if any. Holder can properly evaluate the merits and risks of purchase of this Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise or the business and financial expertise of certain professional advisors unaffiliated with Company with whom Holder has consulted.

15.4. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

15.5. **Information.** Holder acknowledges that it has received all the information it has requested from Company that it considers necessary or appropriate for deciding whether to purchase this Note. Holder represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Holder.

15.6. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers and managers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

15.7. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

15.8. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of the Note—including information provided by Holder on the Crowdfund Mainstreet platform—is true, correct, and complete as of the date hereof.

16. **Miscellaneous.**

16.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

16.2. **Governing Law.** This Note shall be governed by and construed under the laws of Delaware, without giving effect to conflicts of laws principles.

16.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

16.5. **Notice.** Any notice or demand which either party may or must give to the other under this Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Company:

David Lidz
StreetWell, LLC
PO Box 347
Hagerstown, MD 21741

If to Holder:

[Holder Name]
[Holder Address]

16.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

16.7. **Entire Agreement.** This Note, along with the agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

16.8. **Amendments.** Any term of this Note may be amended either retroactively or prospectively, with the written consent of Company and Holder. All amendments shall be effective only when in writing signed by the parties.

16.9. **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

16.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

16.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

16.12. **Income Tax Treatment of the Note.** The parties agree that, subject to definitive guidance from the Internal Revenue Service or a court of competent jurisdiction to the contrary, and unless prohibited by applicable law, the parties shall treat the Note as equity for United States federal income tax purposes.

16.13. **Characterization of Investment for Non-Tax Purposes.** The parties agree that for all applicable purposes other than tax, they shall treat the Note as a loan and not as equity. Holder agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which Holder is a resident.

16.14. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

16.15. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[Signature page follows]

IN WITNESS WHEREOF, Company has caused this **PROMISSORY NOTE** to be executed by its duly authorized officer as of the date first above written.

COMPANY:

STREETWELL, LLC

By: _____

Name: David Lidz

Title: Manager

ACCEPTED AND AGREED:

[If Holder is an individual]

HOLDER:

[NAME]

Signature: _____

Print Name: _____

[If Holder is an entity]

HOLDER:

[NAME]

By: _____

Name: _____

Title: _____